ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Renee Laws
T +1 617 235 4975
renee.laws@ropesgray.com

February 23, 2024

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds IV (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 200 (the “485(a) Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on December 28, 2023, relating to AMG Beutel Goodman Core Plus Bond Fund and AMG Beutel Goodman International Equity Fund (each, a “Fund” and collectively, the “Funds”). The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Funds’ prospectus (the “Prospectus”).

1. Comment: Please update all missing material information in the post-effective amendment to be filed pursuant Rule 485(b) of the 1933 Act.

Response: The Trust confirms that it will file a post-effective amendment (the “485(b) Amendment”) to include material information missing from the 485(a) Amendment.

2. Comment: The Staff notes that the section titled “Summary of the Funds – Expense Example” for each Fund includes the following sentence: “The Example includes the Fund’s contractual expense limitation through March 1, 2025.” Please clarify that the expense limitation would impact only the values in the “1 Year” column in the Expense Example table, as opposed to the values in any other column.

Response: For each Fund, the Trust has revised the Expense Example section to clarify that the expense limitation would impact only the first year of the amount shown in each column, as follows:

This Example will help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example makes certain assumptions. It assumes that you invest $10,000 as an initial investment in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. It also assumes that your investment has a 5% total return each year and the Fund’s operating expenses remain the same. The first year of each amount shown in the Example reflects ~~Example includes~~ the Fund’s contractual expense limitation through March 1, 2025. Although your actual costs may be higher or lower, based on the above assumptions, your costs would be:

3. Comment: For each Fund, please complete the fee table in the section titled “Summary of the Funds – Fees and Expenses of the Fund”. Please provide the completed fee tables in a correspondence filing.

Response: The Trust confirms that it will include a completed fee table for each Fund in the 485(b) Amendment. The fee tables are as follows:

AMG Beutel Goodman Core Plus Bond Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class N	Class I	Class Z
Management Fee	0.23%	0.23%	0.23%
Distribution and Service (12b-1) Fees	0.25%	None	None
Other Expenses	0.29%	0.34%	0.29%
Total Annual Fund Operating Expenses	0.77%	0.57%	0.52%
Fee Waiver and Expense Reimbursements[1]	(0.09)%	(0.09)%	(0.09)%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements[1]	0.68%	0.48%	0.43%

[1]

AMG Funds LLC (the “Investment Manager”) has contractually agreed, through at least March 1, 2025, to waive management fees and/or pay or reimburse the Fund’s expenses in order to limit Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of taxes, interest (including interest incurred in connection with bank and custody overdrafts and in connection with securities sold short), shareholder servicing fees, distribution and service (12b-1) fees, brokerage commissions and other transaction costs, dividends payable with respect to securities sold short, acquired fund fees and expenses, and extraordinary expenses) of the Fund to the annual rate of 0.43% of the Fund’s average daily net assets (this annual rate or such other annual rate that may be in effect from time to time, the “Expense Cap”), subject to later reimbursement by the Fund in certain circumstances. In general, for a period of up to 36 months after the date any amounts are paid, waived or reimbursed by the Investment Manager, the Investment Manager may recover such amounts from the Fund, provided that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of the items noted in the parenthetical above) to exceed either (i) the Expense Cap in effect at the time such amounts were paid, waived or reimbursed, or (ii) the Expense Cap in effect at the time of such repayment by the Fund. The contractual expense limitation may only be terminated in the event the Investment Manager or a successor ceases to be the investment manager of the Fund or a successor fund, by mutual agreement between the Investment Manager and the AMG Funds IV Board of Trustees or in the event of the Fund’s liquidation unless the Fund is reorganized or is a party to a merger in which the surviving entity is successor to the accounting and performance information of the Fund.

AMG Beutel Goodman International Equity Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class N	Class I	Class Z
Management Fee	0.54%	0.54%	0.54%
Distribution and Service (12b-1) Fees	0.25%	None	None
Other Expenses [1]	1.13%	1.08%	0.98%
Total Annual Fund Operating Expenses	1.92%	1.62%	1.52%
Fee Waiver and Expense Reimbursements[2]	(0.76)%	(0.76)%	(0.76)%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements[2]	1.16%	0.86%	0.76%

[1]	Expense information has been restated to reflect current fees.
[2]

AMG Funds LLC (the “Investment Manager”) has contractually agreed, through at least March 1, 2025, to waive management fees and/or pay or reimburse the Fund’s expenses in order to limit Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of taxes, interest (including interest incurred in connection with bank and custody overdrafts and in connection with securities sold short), shareholder servicing fees, distribution and service (12b-1) fees, brokerage commissions and other transaction costs, dividends payable with respect to securities sold short, acquired fund fees and expenses, and extraordinary expenses) of the Fund to the annual rate of 0.76% of the Fund’s average daily net assets (this annual rate or such other annual rate that may be in effect from time to time, the “Expense Cap”), subject to later reimbursement by the Fund in certain circumstances. In general, for a period of up to 36 months after the date any amounts are paid, waived or reimbursed by the Investment Manager, the Investment Manager may recover such amounts from the Fund, provided that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of the items noted in the parenthetical above) to exceed either (i) the Expense Cap in effect at the time such amounts were paid, waived or reimbursed, or (ii) the Expense Cap in effect at the time of such repayment by the Fund. The contractual expense limitation may only be terminated in the event the Investment Manager or a successor ceases to be the investment manager of the Fund or a successor fund, by mutual agreement between the Investment Manager and the AMG Funds IV Board of Trustees or in the event of the Fund’s liquidation unless the Fund is reorganized or is a party to a merger in which the surviving entity is successor to the accounting and performance information of the Fund.

4. Comment: The section titled “Summary of the Funds – AMG Beutel Goodman Core Plus Bond Fund – Principal Investment Strategies” states that “the Fund currently intends to primarily invest in fixed income securities so that the overall duration of the Fund’s portfolio will remain +/-2 years of the duration of the Fund’s benchmark”. Please provide, either in the same section or in the “Interest Rate Risk” disclosure for the AMG Beutel Goodman Core Plus Bond Fund, a numerical example based on an eight-year duration.

Response: The Trust respectfully submits that the “Interest Rate Risk” disclosure in the section titled “Additional Information About the Funds – Summary of the Funds’ Principal Risks” includes the following numerical example based on a fund with an average duration of eight years:

For example, if interest rates rise by one percentage point, the share price of a fund with an average duration of one year would be expected to fall approximately 1% and a fund with an average duration of eight years would be expected to decline by about 8%. If rates decrease by one percentage point, the share price of a fund with an average duration of one year would be expected to rise approximately 1% and the share price of a fund with an average duration of eight years would be expected to rise by about 8%.

5. Comment: For each Fund, please complete the tables that appear in the section titled “Summary of the Funds – Performance”. Please provide the completed tables in a correspondence filing.

Response: The Trust confirms that it will include completed performance tables for each Fund in the 485(b) Amendment. The tables are as follows:

AMG Beutel Goodman Core Plus Bond Fund

Calendar Year Total Returns as of 12/31/23 (Class N)

Best Quarter: 6.88% (2nd Quarter 2020)

Worst Quarter: -6.24% (1st Quarter 2022)

Average Annual Total Returns as of 12/31/23

AMG Beutel Goodman Core Plus Bond Fund	1 Year	5 Years	10 Years	Since Inception[1]
Class N Return Before Taxes	5.02%	0.38%	1.67%	—

Class N Return After Taxes on Distributions	3.37%	-0.91%	0.31%	—

Class N Return After Taxes on Distributions and Sale of Fund Shares	2.94%	-0.23%	0.70%	—

Class I Return Before Taxes	5.24%	0.61%	1.91%	—

Class Z Return Before Taxes	5.29%	0.68%	—	0.57%

Bloomberg US Aggregate Bond Index (reflects no deduction for fees, expenses, or taxes)	5.53%	1.10%	1.81%	0.95%

[1]	Class Z and Index performance shown reflects performance since the inception date of the Fund’s Class Z shares on September 29, 2017.

AMG Beutel Goodman International Equity Fund

Calendar Year Total Returns as of 12/31/23 (Class N)

Best Quarter: 22.70% (4th Quarter 2020)

Worst Quarter: -28.56% (1st Quarter 2020)

Average Annual Total Returns as of 12/31/23

AMG Beutel Goodman International Equity Fund	1 Year	5 Years	Since Inception
Class N Return Before Taxes	17.34%	6.74%	3.24%[1]

Class N Return After Taxes on Distributions	17.05%	6.55%	2.61%[1]

Class N Return After Taxes on Distributions and Sale of Fund Shares	11.07%	5.49%	2.51%[1]

Class I Return Before Taxes	17.79%	7.09%	3.55%[1]

Class Z Return Before Taxes	17.94%	7.18%	2.56%[2]

MSCI EAFE Index (reflects no deduction for fees, expenses, or taxes)	18.24%	8.16%	4.45%[1]

MSCI EAFE Index (reflects no deduction for fees, expenses, or taxes)	18.24%	8.16%	4.67%[2]

[1]	Class N, Class I and Index performance shown reflects performance since the inception date of the Fund’s Class N and Class I shares on April 14, 2014.
[2]	Class Z and Index performance shown reflects performance since the inception date of the Fund’s Class Z shares on September 29, 2017.

6. Comment: Please update all information that was missing from the Statement of Additional Information filed in the 485(a) Amendment in the 485(b) Amendment. Also, please include as much information as possible in statements of additional information in future registration statement filings made pursuant to Rule 485(a) under the 1933 Act.

Response: The Trust confirms that the 485(b) Amendment will include all required information that was outstanding in the 485(a) Amendment. The Trust acknowledges the Staff’s comment regarding future registration statement filings made pursuant to Rule 485(a) and will endeavor to include information, where possible, recognizing that the timing of filings and availability of information are affected by a number of considerations and that, for example, certain information is sourced from a fund’s audited financial statements, which may not yet be finalized at the time of the fund’s filing pursuant to Rule 485(a).

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc :	Mark Duggan, Esq.

Maureen M. Kerrigan, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.